January 20, 2012

VIA EDGAR

Ms. Laura Hatch
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:	Registrant:	Fifth Third Funds
	Filing Type:	Form N-CSR and Form N-Q

Dear Ms. Hatch:

I am writing on behalf of Fifth Third Funds (the “Trust” or the “Registrant”) to respond to the comments you provided by telephone to me by the Securities and Exchange Commission staff (the “Staff”) on January 12, 2012 with respect to the Annual Report dated July 31, 2011 included in Form N-CSR filed on behalf of the Trust via EDGAR on September 30, 2011 and to Form N-Q for the period ended October 31, 2011 filed on behalf of the Trust via EDGAR on December 15, 2011.

Annual Report/Form N-CSR

1.       Comment:       Item 27(d)(2) of Form N-1A requires that both the Annual Report and Semi-Annual Report provide a graphical representation of holdings. Such graphical representation can be comprised of one or more tables, charts, or graphs depicting the portfolio holdings of a fund by reasonably identifiable categories (e.g., type of security, industry sector, geographic region, credit quality, or maturity) showing the percentage of net asset value or total investments attributable to each.

The Trust’s Annual Report for the Stock and Bond Funds for the Fifth Third Small Cap Growth Fund, Fifth Third Mid Cap Growth Fund, Fifth Third Quality Growth Fund, Fifth Third Dividend Growth Fund, Fifth Third Micro Cap Value Fund, Fifth Third Small Cap Value Fund, Fifth Third All Cap Value Fund, Fifth Third Disciplined Large Cap Value Fund, Fifth Third Structured Large Cap Plus Fund, Fifth Third Equity Index Fund, Fifth Third International Equity Fund does not have such graphical representation. These Funds only show each Fund’s top ten holdings. In the future, please provide graphical representations in both the Annual Report and Semi-Annual Report for these Funds as required by Item 27(d)(2) of Form N-1A.

Response:      The Trust will include the disclosure required by Item 27(d)(2) of Form N-1A in all future Annual Report and Semi-Annual Reports included in Form N-CSR.

2.       Comment:     As of July 31, 2011, the Fifth Third Total Return Bond Fund wrote a credit default swap. Please confirm to the Staff that the Fund segregates the full notional amount of any written credit default swap.

Response:     The Trust confirms that the Total Return Bond Fund segregated the full notional amount of such written credit default swap.

Form N-Q

3.       Comment:      Form N-Q filed for the period ended October 31, 2011 is missing information with respect to footnote 8 of §210.12-12 of Regulation S-X, Investments in securities of unaffiliated issuers, which is required by Item 1 of Form N-Q. This footnote requires that each Fund state in a footnote the following amounts based on cost for Federal income tax purposes: (a) Aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax cost, (b) the aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value, (c) the net unrealized appreciation or depreciation, and (d) the aggregate cost of securities for Federal income tax purposes.

Response:     The Trust will include the disclosure required by footnote 8 of §210.12-12 of Regulation S-X in all future Form N-Q filings.

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The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in Form N-CSR and Form N-Q and that it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States. The Registrant further acknowledges that staff comments or changes to disclosures in response to staff comments in Form N-CSR and Form N-Q does not foreclose the Securities and Exchange Commission from taking any action with respect to each such filing.

I trust that the foregoing is responsive to each of your comments. Please do not hesitate to contact me at (617) 662-3969 if you have any questions concerning the foregoing or require additional information.

Sincerely yours,

/s/ Francine S. Hayes
Francine S. Hayes
Assistant Secretary
Fifth Third Funds

cc:	Ms. Shannon M. King, Treasurer, Fifth Third Funds
Mr. David Sturms, Vedder Price P.C.